Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities Partial Protection	$6,231,340	$347.71
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009, and Prospectus Supplement dated January 13, 2009)

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $6,231,340 Securities linked to the S&P 500® Index due on December 30, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the S&P 500® Index (“Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 2 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below -10%. Accordingly, if the Index declines by more than 10% over the term of your ROS, you may lose up to 90% of your principal. The partial protection feature applies only if you hold the ROS to maturity. Any payment on the ROS, including any principal protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Tactical Investment Opportunity: At maturity, the ROS enhance the positive returns of the index up to the maximum gain and reduce exposure to negative index returns. In moderate-return environments, this strategy provides the opportunity to outperform investments that track the performance of the index.
☐	Market Recovery Strategy: If you have experienced a loss on an investment with market exposure similar to the index, an investment in the ROS can provide an opportunity to accelerate your recovery at maturity if the index rises.
☐	Partial Protection Feature: If you hold the ROS to maturity, your investment will be protected from the first 10% decline in the index, subject to the creditworthiness of UBS, and will have 1-for-1 downside exposure to any negative index returns below -10%.

Key Dates

Trade Date*	June 26, 2009
Settlement Date*	June 30, 2009
Final Valuation Date	December 27, 2010
Maturity Date	December 30, 2010
*	We expect to deliver each offering of the ROS against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
Security Offering

We are offering the Return Optimization Securities with Partial Protection linked to the S&P 500® Index. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain. The ROS are offered at a minimum investment of $1,000 per 100 Securities.

Securities	Index Symbol*	Maximum Gain	Maximum Payment at Maturity per $10.00 Security	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	22.00%	$12.20	90265G642	US90265G6420
*	Bloomberg, L.P.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the Return Optimization with Partial Protection (“ROS PP”) product supplement and accompanying prospectus, as supplemented by this pricing supplement. The specific terms described for the offering of the ROS in this pricing supplement will govern application of the general terms described in the ROS PP product supplement and the accompanying prospectus. You should note that, for purposes of this pricing supplement, references to the Starting Level in the ROS PP product supplement shall be deemed to refer to either an intra-day level or the closing level of the Index, in each case on the Trade Date, as determined by the calculation agent. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS PP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal in excess of $1.00 per $10.00 invested. An Index Return of less than -10% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying ROS PP product supplement, or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.175	$9.825
Total	$6,231,340	$109,048.45	$6,122,291.55

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated June 30, 2009

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS PP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement for ROS with Partial Protection dated January 13, 2009

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000073/v136614_690289-424b2.htm

♦	Index Supplement dated January 13, 2009

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS PP product supplement” mean the UBS product supplement for Return Optimization Securities with Partial Protection, dated January 13, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS but that such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers partial protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the ROS

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	18 months
Protection Percentage	10%, if held to maturity(1)
Maximum Gain	22.00%
Multiplier	2
Payment at Maturity (per $10.00)	If the Index Return (as defined below) multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 2 × Index Return), subject to the Maximum Gain
If the Index Return is between 0% and -10% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -10%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below -10%.
Accordingly, if the Index Return has declined by more than 10% over the term of your ROS, you may lose up to 90% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	918.90
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

If the Index Return is less than -10% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below -10%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 × (Index Return + 10%)]

As such, you could lose up to 90% of your principal depending on how much the Index declines.

(1)	Principal protection is provided by UBS and therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks
♦	Partial principal protection only if you hold the ROS to maturity — You will be entitled to receive at least 10% of the principal amount of your ROS only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Index Return is less than -10% you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Return is less than -10%. Accordingly, if the price of the Index has declined by more than the Protection Percentage over the term of the ROS, you will lose some of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return, multiplied by the Multiplier, in excess of the Maximum Gain.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on the securities included in the Index.
♦	Owning the ROS is not the same as owning the Index — The return on your ROS may not reflect the return you would realize if you actually owned the Index or stocks comprising the Index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the ROS.
♦	Credit of the Issuer — The ROS are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many factors, including the level of the Index; the volatility of the Index; the dividend rate paid on the Index; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 7.
♦	Potential return only at maturity — You can only earn the potential return if you hold the ROS to maturity.

ROS Linked to S&P 500® Index

The Standard and Poor’s 500® Index (the “Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index, with the number of companies included in each group as of June 26, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (80); Health Care (53); Industrials (58); Information Technology (74); Materials (28); Telecommunications Services (9); and Utilities (35).

The graphs below illustrate the performance of the Index from January 29, 1999 to June 26, 2009. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P

The Index closing level on June 26, 2009 was 918.90.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 22.00% Maximum Gain and assume a range of Index performance from +50% to -50%.

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 2x the Index Return, or a 10% total return, and the payment at maturity per $10.00 principal amount of ROS will be calculated as follows: $10.00 + ($10.00 × 2 × 5%) = $10.00 + $1.00 = $11.00.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 2× the Index Return of 20% is more than the Maximum Gain of 22.00%, you will receive the Maximum Gain of 22.00%, and the payment at maturity is equal to $12.20 per $10.00 principal amount of ROS.

Example 3 — On the Final Valuation Date, the Index closes 5% below the Index Starting Level. Since the Index Return is –5%, which is within the principal protection range of 0% and -10%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS.

Example 4 — On the Final Valuation Date, the Index closes 30% below the Index Starting Level. Since the Index Return is –30%, which is outside the principal protection range of 0% and -10%, the payment at maturity is equal to $8.00 per $10.00 principal amount of ROS as follows:

$10.00 + [$10.00 × (-30% + 10%)] = $8.00

Accordingly, if the Index declines by more than 10% over the term of the ROS, you may lose up to 90% of your principal.

The information on the S&P Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index” beginning on page IS-12 of the Index supplement.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the ROS PP product supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. Dollars.

As of March 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Short term debt issued(1)	159,072	139,975
Long term debt issued(1)	140,314	123,469
Total debt issued(1)	299,386	263,444
Minority Interest(2)	8,423	7,412
Shareholders’ Equity	31,283	27,527
Total capitalization	339,092	298,384

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.87995 (the exchange rate in effect as of March 31, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents”, and the Agents will agree to purchase, all of the ROS at the price indicated on the cover of this pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.